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                                                                    Exhibit 99.3

                                                               EXECUTION VERSION

March 5, 2009

sanofi-aventis U.S. LLC
55 Corporate Drive
Bridgewater, New Jersey 08807

Re: Guarantee of AEterna Zentaris GmbH's obligations under the Development, Commercialization and License Agreement and Related Agreements.

Dear sanofi-aventis:

The guarantee set forth in this letter agreement (the "AGREEMENT") is provided by AEterna Zentaris Inc. ("PARENT") in favor of sanofi-aventis U.S. LLC ("LICENSEE") with regard to Parent's guarantee of performance and payment obligations of AEterna Zentaris GmbH ("LICENSOR") under that certain Development, Commercialization and License Agreement (the "LICENSE AGREEMENT"), dated as of even date herewith, by and between Licensor and Licensee, and those other agreements between Licensee and Licensor relating to the development and commercialization of Licensed Products in the Field in Territory and Manufacturing of Licensed Products therefor (each such capitalized term, as defined in the License Agreement), including without limitation (a) that certain Trademark License Agreement entered into of even date herewith and (b) that certain Pharmacovigilance Agreement and that certain Commercial Supply Agreement, each of which is to be entered into by and between Licensee and Licensor pursuant to the License Agreement. The License Agreement and all such other agreements are collectively referred to herein as the "CETRORELIX AGREEMENTS." Parent and Licensee are each individually referred to herein as a "PARTY" and collectively, as the "PARTIES."

As an inducement to Licensee to consummate the transactions contemplated by the Cetrorelix Agreements, Parent is executing and delivering this Agreement upon the execution and delivery of the License Agreement. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereby agree as follows:

1.   GUARANTEE

     1.1 GUARANTEED OBLIGATIONS. Subject to the terms of this Agreement, Parent hereby unconditionally and irrevocably guarantees to Licensee the full, complete and timely (a) performance of and compliance with all of Licensor's obligations under the Cetrorelix Agreements and (b) payment of all amounts which may hereafter become

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payable by Licensor pursuant to the Cetrorelix Agreements (collectively, the
"GUARANTEED OBLIGATIONS"). The provisions of this Agreement shall continue in full force and effect until all obligations of Licensor under all Cetrorelix Agreements (including without limitation all obligations surviving the expiration or termination of any such agreement) have been satisfied in full.

     1.2 OBLIGATIONS UNCONDITIONAL. Subject to the terms of this Agreement, the obligations of Parent under this Section 1 shall constitute a present and continuing guarantee of payment and performance and shall be absolute and unconditional. Without limiting the generality of the foregoing (but subject to Section 2.2 hereof), the occurrence of any one or more of the following shall not alter or impair the liability of Parent hereunder: (a) Change of Control (as defined in the License Agreement) of Parent or Licensor; (b) any insolvency, bankruptcy, reorganization, receivership, assignment for the benefit of creditors, liquidation or similar proceedings with respect to Parent or Licensor; or (c) the modification, amendment, renewal or extension of the terms or conditions of any Cetrorelix Agreement, provided such modification, amendment, renewal or extension is executed in accordance with the terms of the applicable Cetrorelix Agreement.

     1.3 WAIVER. Parent hereby waives notice of (a) any action taken or omitted in reliance hereon, (b) any default with respect to any Guaranteed Obligation and (c) any presentment, demand, protest or notice of any kind. Parent also waives any requirement that Licensee proceed first against Licensor under any Cetrorelix Agreement with respect to any Guaranteed Obligation before proceeding hereunder. Notwithstanding any other provision of this Agreement, in any claim for payment or performance of the Guaranteed Obligations, Parent shall be entitled to assert any defenses that would be available to Licensor if Licensor were the party against which the claim for payment or performance was brought to the same extent as if Parent were the primary obligor with respect to such claim.

2.   MISCELLANEOUS

     2.1 REPRESENTATIONS AND WARRANTIES. Parent has the power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered on behalf of Parent and constitutes a legal, valid and binding obligation of Parent.

     2.2 ASSIGNABILITY; BINDING EFFECT. Parent may assign this Agreement only with the express written consent of Licensee. Licensee may assign this Agreement
(a) with the express written consent of Parent or (b) to a permitted assignee of Licensee in compliance with clause (b) of the proviso to Section 15.3.1 of the License Agreement. Any assignment of this Agreement in violation of this Section
2.2 shall be null and void and of no force and effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of Parent and Licensee.

     2.3 GOVERNING LAW; JURISDICTION AND VENUE. This Agreement shall be governed by and construed in accordance with the laws of the State of New York,

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excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of New York for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts.

     2.4 AMENDMENTS. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof. This Agreement may be amended only in a writing signed by Parent and Licensee and any waiver of rights hereunder must be set forth in writing signed by the Party against whom the waiver is to be effective.


                                            AEterna Zentaris Inc.


                                            By:    (SIGNED)
                                                   ----------------------------
                                            Name:  J. Engel
                                            Title: President and CEO

ACCEPTED AND AGREED:

sanofi-aventis U.S. LLC


By:    (SIGNED)
       ----------------------------
Name:  Hugh M. O'Neill
Title: Vice President Market Access
       and Business Development